UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to                   .
Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN
EIN 44-0324630 PN 004

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm
Plan Administrator, Plan Participants, Audit Committee, Board of Directors and Stockholders
Leggett & Platt, Incorporated Stock Bonus Plan
Carthage, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, and the schedule of reportable transactions for the year ended December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, schedule of assets (held at end of year) as of December 31, 2017, and the schedule of reportable transactions for the year ended December 31, 2017, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
BKD, LLP
/s/ BKD, LLP
We have served as the Plan’s auditor since 2008.

Kansas City, Missouri
June 20, 2018

Federal Employer Identification Number: 44-0160260

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2017	2016
ASSETS
Investments, at fair value	$182,304,445	$185,481,685

Non-interest bearing cash	27,982	1,587
Receivables
Company contributions	880,105	1,298,141
Participant contributions	23,778	21,919
Investment income	1,092,810	1,063,568

Total receivables	1,996,693	2,383,628

Total assets	184,329,120	187,866,900

LIABILITIES
Accounts payable	16,806	23,830
Due to broker	28,229	1,769
Company payable	68	—
Refund of excess contributions	40	—

Total liabilities	45,143	25,599

NET ASSETS AVAILABLE FOR BENEFITS	$184,283,977	$187,841,301

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31,

	2017	2016
Additions
Investment income
Net appreciation in value of investments	$1,574,745	$25,234,535
Dividends and interest	4,803,309	4,661,134
Other	5,731	4,941
Net investment income	6,383,785	29,900,610
Contributions
Company	2,218,092	2,616,848
Participant	3,279,927	3,159,640
Rollovers and other	45,004	19,273
Total contributions	5,543,023	5,795,761

Net additions	11,926,808	35,696,371
Deductions
Benefit payments	14,831,743	20,300,433
Administrative fees	311,927	312,730
Transfers to Leggett & Platt, Incorporated 401(k) Plan and Trust	273,048	—
Transfers to Hanes Companies, Incorporated Retirement Savings Plan II	67,414	—
Total deductions	15,484,132	20,613,163
Net (decrease) increase	(3,557,324)	15,083,208
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	187,841,301	172,758,093
END OF YEAR	$184,283,977	$187,841,301

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE A - DESCRIPTION OF PLAN
The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering employees of L&P, certain subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as an Employee Stock Ownership Plan (ESOP). The plan was restated effective January 1, 2016.
Eligibility of Employees
Eligible employees are defined as non-bargaining employees at branches covered by the Plan or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first day of January or July following or coincident with the completion of one year (and 1,000 hours of service for part-time and temporary employees only). The contribution formula that applies to a participant is determined by the participant’s compensation in the year immediately preceding the current year.
Employees considered “highly compensated” under Section 414(q) of the Internal Revenue Code of 1986 (IRC) are not eligible to participate.
Contributions
The Plan has two contribution formulas. Which formula is applicable is determined by the amount of the participant’s compensation, as defined by the Plan, in the year preceding the first year of eligibility. Under Formula 1, L&P’s matching contribution is 50% of the participant’s deferral amount up to 6% of compensation in excess of a stated annual amount. The stated amount is established each year. Under Formula 2, L&P’s matching contribution is 50% of the participant’s deferral amount up to 2% of compensation. Participants should refer to the Summary Plan Description for detailed information regarding these contribution formulas. Employee rollover contributions are also permitted.
The Plan allows Roth contributions to the Plan. These contributions are made on an after tax basis subject to the rules contained in the IRC.
Employee contributions are limited by annual IRC contribution limits and any applicable Plan limitations. Additionally, for any year in which certain profitability levels have been attained, as defined by the Plan, L&P may make an additional discretionary contribution in an amount not to exceed 50% of participants’ contributions during such year. Company contributions, when made, are primarily in the form of common stock.

	Year ended December 31
	2017		2016
	Employee	Company	Employee	Company
Cash Contributions	$727,561	$368,367	$749,758	$499,697
Common Stock Contributions	2,552,366	1,849,725	2,409,882	2,117,151
	$3,279,927	$2,218,092	$3,159,640	$2,616,848

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2017 and 2016

NOTE A - DESCRIPTION OF PLAN - CONTINUED
A participant may sell some or all existing shares of L&P stock acquired through employee contributions and invest the proceeds in the other investment options offered by the Plan. After completion of three years of service with 1,000 hours of service per year, participants can also diversify the investment of some or all of the shares acquired through Company contributions.
Participants who are entitled to diversify their existing shares under these rules may also elect to diversify future participant and Company contributions. If such an election is made, future contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P stock.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting and Distributions
Participants are always 100% vested in their employee contributions and rollover accounts. The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service with 1,000 hours of service per year. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $548 and $16,351, respectively. These accounts will be used to reduce future employer contributions. Also, in 2017 and 2016, Company contributions were reduced by $20,443 and $0, respectively from forfeited non-vested accounts. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2. For participants with vested balances of $1,000 or less, payment of that amount will be completed as soon as reasonably practicable upon termination. Participants with balances of more than $1,000 may elect to receive payment in regular annual installments for up to 15 years, a lump sum payment (made directly to participant or in the form of a direct rollover) or a combination of the two.
Plan Trustee
Wells Fargo Bank, N.A., the sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator.
Administrative Expenses
Most administrative expenses incurred are paid by and reflected in the financial statements of the Plan. Any Company-paid expenses are not reflected in the financial statements of the Plan.
Plan Termination
L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. See Note F - Subsequent Events. In the event of Plan termination, participants will become 100% vested in their accounts.
Reclassification
Certain reclassification have been made to the prior years' information in the Note E - Parties-In-Interest Transactions to conform to the 2017 presentation. Fees paid to a third party have been reclassified out of expenses paid to parties-in-interest for 2016.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2017 and 2016

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investments and Income Recognition
In 2015, the FASB issued ASU 2015-07, which exempts investments measured using the NAV practical expedient from categorization within the fair value hierarchy. The Wells Fargo Enhanced Stock Market Fund N, Wells Fargo Stable Return Fund N and State Street U.S. Bond Index Fund are valued at NAV. As of December 31, 2017 and 2016, there were no unfunded commitments or restrictions on redemptions.
The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within Level 1 of the valuation hierarchy as the quoted price is in an active market. See Note C for further information regarding the valuation hierarchy.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Contracts
The Wells Fargo Stable Return Fund N invests all assets in Wells Fargo Stable Return Fund G (Fund G), a collective trust fund sponsored by the trustee. The Fund G is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Fund G are guaranteed investment contracts. An investment in the Fund results in the issuance of a given number of participation units. Wells Fargo Bank, N.A., the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2017 and 2016, there were no unfunded commitments or restrictions on redemptions.
Income Taxes
The Plan obtained its latest determination letter on July 13, 2017, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2017 and 2016

NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

New Accounting Guidance
In 2015, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or its Equivalent), which exempts investments measured using the net assets value (NAV) practical expedient in ASC 820 from categorization within the fair value hierarchy. We adopted this guidance as of December 31, 2017, on a retrospective basis. The adoption of this ASU did not have a material impact on the financial statements.

NOTE C – FAIR VALUE MEASUREMENTS
ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary area in which the Plan utilizes fair value measurements is valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)

•	Level 3: Unobservable inputs that are not corroborated by market data.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017.

		December 31, 2017
		Fair Value Measurements Using

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$25,542,213	$25,542,213	$—	$—
Common stock	144,968,849	144,968,849	—	—
Investments measured at net asset value (a)	11,793,383	—	—	—

Investments at fair value	$182,304,445	$170,511,062	$—	$—

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2017 and 2016

NOTE C – FAIR VALUE MEASUREMENTS - CONTINUED

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2016.

		December 31, 2016
		Fair Value Measurements Using

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$21,453,041	$21,453,041	$—	$—
Common stock	152,510,390	152,510,390	—	—
Investments measured at net asset value (a)	11,518,254	—	—	—

Investments at fair value	$185,481,685	$173,963,431	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

NOTE D – NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to nonparticipant-directed investments were approximately $34,000 and $39,000 for 2017 and 2016, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2017	2016
Changes in Net Assets:
Net investment income	$—	$8,000
Company contributions	103,000	30,000
Benefit payments	(3,000)	(4,000)
Net transfers to participant directed investments	(105,000)	(31,000)
	$(5,000)	$3,000

Nonparticipant-directed investments consist of common stock of L&P, the Plan sponsor.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2017 and 2016

NOTE E - PARTIES-IN-INTEREST TRANSACTIONS

Expenses paid to parties-in-interest aggregated $273,246 and $289,458 for December 31, 2017 and 2016, respectively. The vast majority of parties-in-interest fees were paid to Wells Fargo. The Company provides certain administrative services at no cost to the Plan. The Plan holds units of participation in investments funds of Wells Fargo Bank, N.A., the sole trustee of the Plan. The Plan also holds shares of common stock of L&P, the plan sponsor. The fair value of these holdings is set forth in the table below:

	December 31,
	2017	2016
Wells Fargo Bank, N.A.	$10,004,099	$9,823,520
Leggett and Platt, Incorporated	144,968,849	152,510,390

These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE F – SUBSEQUENT EVENTS

Subsequent to December 31, 2017 the L&P Board of Directors resolved to make a discretionary contribution of $718,178 to the Plan for the 2017 plan year. This contribution was made in the first quarter of 2018 and was recorded as contributions receivable as of December 31, 2017.

The Company intends to merge the Plan into the Leggett & Platt, Incorporated 401(k) Plan and Trust and expects this merger to be competed at the end of 2018.

NOTE G – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  The financial statements have been prepared using values and information currently available to the Plan.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2017 and 2016

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS FROM FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$184,283,977	$187,841,301
Amounts allocated to excess contributions	40	—
Net assets available for benefits per Form 5500	$184,284,017	$187,841,301

The following is a reconciliation of contributions made to the Plan according to the financial statements to Form 5500:

	December 31,
	2017	2016
Contributions made to the Plan per the financial statements	$5,543,023	$5,795,761
Amounts allocated to excess contributions	40	—
Contributions made to the Plan per Form 5500	$5,543,063	$5,795,761

The following is a reconciliation of benefit payments paid to the participants according to the financial statements to Form 5500:

	December 31,
	2017	2016
Benefit payments paid to the participants per the financial statements	$14,831,743	$20,300,433
Amounts allocated to excess contributions	—	117
Benefit payments paid to the participants per Form 5500	$14,831,743	$20,300,550

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated
Stock Bonus Plan
EIN 44-0324630 PN 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

			(e) Current
(a)	(b) Identity of Issuer	(c) Description of investment	value (1)
*	Leggett & Platt, Incorporated	Common stock	$144,934,849
*	Leggett & Platt, Incorporated	Common stock	34,000	#
	Dodge & Cox	Dodge & Cox Stock Fund	6,448,335
*	Wells Fargo	WF Enhanced Stock Market Fund N	5,731,941
*	Wells Fargo	WF Stable Return Fund N	4,272,158
	Vanguard	Vanguard S&P M/C 400 Index Fund	3,761,199
	Vanguard	Vanguard FTSE All World	3,563,200
	Vanguard	Vanguard Growth Index Fund	3,130,330
	Vanguard	Vanguard Target Retirement Fund 2025	2,357,309
	Vanguard	Vanguard Small Cap Index Fund	2,089,513
	State Street	State Street U.S. Bond Index	1,789,284
	Vanguard	Vanguard Target Retirement Fund 2020	953,871
	Vanguard	Vanguard Target Retirement Fund 2030	909,970
	Vanguard	Vanguard Target Retirement Fund 2040	846,360
	Vanguard	Vanguard Target Retirement Fund 2035	610,670
	Vanguard	Vanguard Institutional Target Retirement Income Fund	347,109
	Vanguard	Vanguard Target Retirement Fund 2045	194,195
	Vanguard	Vanguard Target Retirement Fund 2050	174,023
	Vanguard	Vanguard Target Retirement Fund 2015	99,239
	Vanguard	Vanguard Target Retirement Fund 2055	31,922
	Vanguard	Vanguard Target Retirement Fund 2060	24,968
	Total investments		$182,304,445

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.

*	Investments in securities of parties-in-interest to the Plan.

#	Represents non-participant directed investments. The cost basis of this investment approximated $34,000.

Leggett & Platt, Incorporated
Stock Bonus Plan
EIN 44-0324630 PN 004

Schedule H, Line 4j - Schedule of Reportable Transactions (1)
Year Ended December 31, 2017

(a) Identity of					(h) Current value
party	(b) Description of	(c) Purchase	(d) Selling	(g) Cost of	of asset on	(i) Net Gain
involved	Asset	Price	Price	Asset	transaction date	or (Loss)
Series of Transactions
Leggett & Platt, Inc.	Common Stock	$4,490,140	$—	$4,490,140	$4,490,140	$—
Leggett & Platt, Inc.	Common Stock	$—	$9,128,718	$4,825,152	$9,128,718	$4,303,566

(1) Transactions or series of transactions involving amounts greater than 5% of total assets of the Plan at the beginning of the year.

Exhibit List.

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: June 20, 2018	By:	/s/ JASON L. GORHAM
Jason L. Gorham
Vice President - Human Resources and Plan Administrative Committee Chair